SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Hybrid Fuels, Inc.
         (Name of Small Business Issuer in its charter)

     Nevada                                  88 0384399 152512
State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                     Identification No.)



#214-2791 Hwy. 97 N., Kelowna, B.C., Canada            V1X 4J8
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number: 250-868-0600

Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on
                                             which
     to be so registered                     Each class is to be
                                             registered

_____________________________                ______________________________
_____________________________                ______________________________
Securities to be registered under Section 12(g) of the Act:

     Common
     (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Hybrid Fuels, Inc., a developmental stage company ("Hybrid" or "the Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this document or that are otherwise made by or on behalf of the Company. This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

     These statements appear in a number of places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; and, (iii) the Company's financing plans.

     Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history and inexperience with managing the growth of it's business, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition.

     The accompanying information contained in this Registration Statement, including, without limitation, the information set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this Registration Statement should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.



                             PART I

Item 1.  DESCRIPTION OF BUSINESS.

(a) Business Development

     The Company was originally incorporated in the state of Florida on February 16, 1960 as Fiberglass Industries Corporation of America. On September 3, 1966, the Company changed its name to Rocket-Atlas Corp. and again changed its name on December 1, 1966 to Rocket Industries, Inc. On January 28, 1994, the Company changed its name to Polo Investment Corp. of Missouri, Inc., on October 7, 1995 the name changed to Medical Advanced Systems, Inc. and on June 3, 1993, the Company changed its name to Polo Equities, Inc. In May 1998, the Company changed its domicile to Nevada and changed to its current name, Hybrid Fuels, Inc. on June 10, 1998. For details on the history of the Company, please refer to the Notes to the Financial Statements included as a part of this Registration Statement.

     In May of 1999, in a stock for stock exchange, the Company acquired Hybrid Fuels, U.S.A., Inc. and 330420 B.C. Ltd., (which changed its name to Hybrid Fuels (Canada) Inc. As a part of the acquisition, the Company acquired the technology necessary for the Company's current operations.

     Prior to the acquisition of Hybrid Fuels, U.S.A., Inc. and Hybrid Fuels (Canada) Inc., the Company had no significant operations and was seeking a business opportunity.

     The Company's Internet address is www.hybridfuels.com.

(b) Business of the Issuer

     The Company's goal is to provide technology and methods to industry to reduce the use of fossil fuels, reduce pollution and improve the quality of foods produced. The Company is in the business of providing full-circle hybrid fuel plants to farmers which integrate the production of an ethanol based hybrid fuel with an animal finishing operation. It is the intent of the Company to provide technology which will give farmers the ability to reduce pollution, improve the quality of food produced and develop an additional stream of income in the form of hybrid fuels.

     The Company's plants utilize animal waste such as manure and wet straw bedding as a source of energy to produce the ethanol. The grains used in the ethanol process are recycled in the form of a high protein feed for the animals. The ethanol is mixed with a small amount of emulsifier and diesel in the vaporization column to "de-nature" it, so that no pure ethanol is accessible or detectable in the plant. The resulting chemical mixture is purchased by the Company and further mixed to create the hybrid fuel which the Company then sells to end users or distributors. This hybrid fuel extends fossil fuels and reduces pollution.

     The farmer benefits by operating an environmentally sound ethanol plant that provides revenue from the sale of the hybrid fuel and the finished animals. The consumer benefits with the ability to purchase hybrid fuel and high quality beef that is hormone and antibiotic free.

History of Product Development

     Donald Craig, a majority shareholder of the Company is the person most responsible for the concepts and development of the full-circle ethanol plants. Mr. Craig established and managed beef finishing operations that used confinement barns and fed animals brewers mash (the spent grains that have been used in the production of beer and spirits). In the 1980s after the first round of major gasoline price hikes, he developed a method of re-refining used oil. Using the re-refined oil, he created a dormant oil spray that when mixed with water, was sprayed on apple trees to control coddling moth. As a result, he became very familiar with using surfactants to create an emulsion between oil and water.

     In the late 1980s, Mr. Craig began to focus his attention on ways to help reduce the threat of global warming. He perceived that it was possible to create a system that could help farmers earn a decent living in a way that produced ethanol to extend the life of existing fossil fuel supplies and reduce pollution. In the process of creating the hybrid system, Mr. Craig discovered there were numerous benefits to be derived from the use of animal manure in an environmentally positive way. Mr. Craig determined that manure and used bedding straw could be employed in the process to produce ethanol and that the spent grain used in the process contains a very high protein content that makes ideal feed for cattle. These concepts are the basis of the Company's full-circle hybrid fuel plants.

Hybrid Fuels

     The economic production of ethanol is one of the primary benefits of the Company's proposed full-circle ethanol plants. In the last few decades, there has been an emphasis on increasing the production of ethanol because it is made from renewable resources such as grains, stover (corn stalks), etc., all of which are referred to as bio-mass. The increased interest in ethanol is a response to concerns about dwindling fossil fuel supplies, OPEC, threats of war in oil rich regions and its effect on the amount of oil imported plus balance of payments concerns arising out of the amount of petroleum that is imported, and engine exhaust emissions which contribute to global warming.

     In August 1999, U.S. President Clinton announced a program to triple the use of farm products for energy by the year 2010. At present, bio-mass accounts for three percent of U.S. energy use, mostly in the wood industry and in ethanol distilled from corn as clean fuel additives. In January 2000, President Clinton announced a further $8 billion in funding for this research and development.

     Also, on January 16, 2000, the television program 60 Minutes ran a segment on the contamination of water supplies in the US by MTBE, a gasoline additive that is used as an octane enhancer and a pollution reducer. Unfortunately, it is also a potential carcinogen that pollutes water supplies much faster than most other contaminants and is much harder to remediate. It is therefore very important to find a replacement and the Company believes ethanol is an excellent candidate.

     The majority of ethanol produced is used in the production of gasohol, in a mixture of about 10 percent anhydrous or dry ethanol with 90 percent gasoline. The energy cost of drying the ethanol is the greatest single cost in producing dry ethanol to be mixed in gasohol. In the past it has typically required approximately as much energy, generally from non-renewable resources, to produce dry ethanol with an equivalent amount of BTUs. As a result, subsidies have been needed to make ethanol production viable.

     Gasohol can be used in vehicles without having to alter the engine and will reduce the emissions most responsible for atmospheric warming. While catalytic converters help reduce emissions, especially in hot engines using gasohol, diesel is by far the greatest producer of emissions. In California, diesel engines are approximately eight percent of the total, yet they produce about 65 percent of the emissions. For this reason, the Company has targeted diesel for emission reductions. Another reason for targeting diesel, is that wet ethanol can be used with diesel thus eliminating the expensive ethanol drying process.

     After dismantling a test facility in the mid 1990s, it was realized that energy costs could be further reduced if the ethanol did not need to be dried. It has long been known that adding a certain amount of water to diesel improves diesel engine performance and reduces pollutants. The decision was made to mix wet ethanol with an emulsifier and diesel which would have the added benefit of further expanding the life of fossil fuels. The hybrid fuel which was tested consists of 10 percent ethanol, 10 percent vegetable based emulsifier and 80 percent diesel. The Company intends to experiment with other blends to find the optimum mixture.

     The March 13,1999 issue of New Scientist magazine reviews the work of retired MIT Professor Keith Johnson and the progress of the French oil company, Elf Aquitane in adding water to diesel. As indicated in the article, one of the issues is the percentage of water to be added to the diesel. As more and more water is added, increasingly more surfactant is necessary to keep the water in suspension. At some point, in the 13 to 15 percent range, the amount of surfactant required makes it un-economical to add more water.

     Others have sought to expand the life of fossil fuels by adding soybean oil to diesel. Soy oil is from a renewable source and mixes fairly readily with diesel. Unfortunately, rather than reduce emissions, it actually tends to increase them slightly. It can however, be added in proportions up to about 20 percent and thus expand diesel supplies.

     Using wet ethanol and an emulsifier at the ratio tested by the Company, diesel fuel was extended by 20 percent. This hybrid fuel reduced particulate emissions by over 62 percent and nitrogen oxide emissions by over 22 percent without loss of power when tested in an unaltered diesel engine at the British Columbia Institute of Technology. This equals a reduction in particulate emissions 12 percent higher than compared with the water, emulsifier and diesel combination, and a 50 percent higher (from 15% to 22%) reduction of nitrogen oxide emissions compared to using that combination. The inclusion of the wet ethanol makes the hybrid fuel a more potent emission reducer.

Plant Process

     Beef operations produce waste such as manure and bedding straw which are expensive to dispose of and cause tremendous groundwater contamination. The Company's technology employs a biofurnace or gasifier. This device burns manure and used bedding straw with a high moisture content leaving no residual waste. The first stage causes smoldering. The smoke and gases are then oxygenated and burn at very high temperatures. The heat is used to heat the grain and water and speed up the fermentation and vaporization process that creates the ethanol. Excess heat can then be used to supply heat to other buildings or as needed. The result is a virtually odor-free disposal of waste that eliminates groundwater contamination and creates an energy resource that supplies the majority of the energy needs of the ethanol plant.

     After fermentation, the spent grain is separated from the liquid and both are fed to the cattle. Because the cattle will typically be in close proximity of the plant, the cost of transporting the grain to the animals is eliminated or greatly reduced.

     The operation is designed to run in a balanced state, producing 200 gallons of ethanol and the required food for 200 cattle per day.

     For an operation producing 200 gallons of ethanol per day, the operator will need about 38,000 bushels of grain per year, which will feed 200 cattle on a continuing rotation basis. Ideally, the cattle are started at around 750 pounds and finished to approximately 1150 pounds. The amount of feed required can be produced on about one section of land or if corn is used, on about half a section of land. The operator will need to supply 2500 to 3000 gallons of water per day. It is anticipated the plants will be located where the operator has reasonably good access to auction or meat packing facilities, which would provide a ready market for the beef.

     The operator will supply the feedstock, cattle, water, straw, electricity, surfactants and diesel. The Company will coordinate the acquisition and delivery of materials and will supervise the construction of the plant.

     Once the plant begins generating ethanol, the Company will purchase the resulting chemical mixture and transport it to mixing plants for further mixing of the hybrid fuel. The hybrid fuel will then be sold to end users and distributors.

     The synergy and balance between the various components of the process yields significant benefits for the whole. Every effort is made to use every resource as beneficially as possible with the view to reducing pollution and generating the greatest economic benefits from all resources. First the feedstock is treated with a proprietary process which upgrades it's feed value. The feedstock is then used to make the ethanol, which removes some of the sugars and carbohydrates, leaving a very high protein mash. By feeding this mash and stillage water to the animals, it is possible to produce approximately one pound of beef for every seven pounds of grain. Conventional beef finishing operations use as much as 16 pounds of grain for every pound of beef. The gasifier effectively eliminates any pollution from the manure and bedding straw, which constitutes a major problem with most beef finishing operations. The beef itself is hormone and antibiotic free, and the hybrid fuel is considerably more effective in reducing particulate and nitrogen oxide emissions from diesel than any other diesel mixture of which the Company is aware.

Enriched Feed for Animal Finishing

     Conventional methods of finishing beef use as much as 16 pounds of grain for every pound of beef produced whereas the Company's method makes is possible to produce approximately one pound of beef for every seven pounds of grain. In most conventional beef, pork, poultry and dairy facilities, antibiotics are fed to the animals to prevent them from becoming sick, growth hormones are implanted or fed to force weight gains and toxic chemicals are used to kill flies and to protect the animals from other pests that might interfere with weight gains. When consumers eat the end product, they ingest the antibiotics, hormones and toxic substances which remain in the meat.

     The Company's facilities are designed to keep the animals in a warm, dry and clean environment that is relatively free of flies and parasites. As a result, the wholesale use of antibiotics will not be necessary. In addition, the Company's facilities are designed to be operated manually so that trained people are in contact with the animals several times a day. Thus, the operator can detect any illness or disease early, separate any ill animal from the rest of the herd, and treat that animal specifically for the illness rather than giving a general course of antibiotics to all the animals as a precautionary measure.

     In test trails, consisting of successive lots of approximately 125 head of very poor range stock, utilizing the enriched feed produced by the process, the finished animals received an extraordinarily high packout grade. Because some of the sugars and carbohydrates have been removed from the grain in the fermentation process, the feed is very high in protein. As a result, the cattle realize very good weight gains averaging just short of four pounds per day which is a significant increase over the average for the industry. In addition, the animals showed no liver damage and none were condemned. This prompted the purchaser to offer a premium of ten cents per pound for all of the beef that could be produced by this method.

Natural Fertilizers

     The Company has discussed a strategic alliance with the producer of natural fertilizers, made from pulverizing materials which contain minerals such as nitrogen, phosphorous, and potassium and many trace elements and mixing those in proportions which are created in specific response to particular soil conditions. These fertilizers are very effective in replacing nutrients that are presently missing from our soils as a result of over farming. In addition, they are not petroleum based and therefore have the added advantage of expanding the useful life of existing fossil fuels. The grain that grows in soils that use these fertilizers can be classified as "organic" and contain nutrients that the fertilizer has replaced in the soil. Those nutrients are ingested by the cattle which results in more nutrient rich beef.

     Although no specific terms of such strategic alliance have been agreed upon, the Company has discussed receiving compensation from the fertilizer supplier to cover its costs of promoting the use of these natural fertilizer products by its plant operators. Where operators use these natural fertilizers, the Company will use the existence of those nutrients in the food as another way of promoting the value of the end product to the consumer by use of a trade mark or trade name which has not yet been selected.

Plant Financing and Construction

     The Company will assist in obtaining financing for operators who will require funding in order to construct a plant and commence operations. To this end, the Company has been discussing a strategic alliance to provide financing for the construction of plants. In Europe and North America, there are a number of funds which are referred to as "Eco" funds and have as their object the financing of projects which have demonstrable environmental benefits. The Company anticipates the plants will meet the investment criteria for the "Eco" funds and final approval will depend upon the operator's qualifications. The Company does not intend to commence any construction until the operator is fully qualified and financing is committed.

     The Company is not dependent on a limited number of suppliers as most of the raw materials required for the construction of the plants are readily available in all areas where the Company will initially be operating. The Company has a verbal arrangement with several independent contractors for the manufacture of the columns and the separators. The Company will contract for the supply of raw materials, and independent contractors will manufacture the columns and separators as necessary, on the basis of an agreed-upon amount for each item. These independent contractors work from their own premises and have the capacity to supply all of the items required by the Company for the next 12 to 24 months.

     The Company will seek quotes from independent contractors who will supply and install the buildings, the flooring materials, and other "off-the-shelf" items required for each plant. As the Company develops a history of operations and experience with particular sources of supply, the Company may enter into exclusive supply contracts in the future if it is advantageous to the Company and its operators. No such arrangements are being considered or negotiated at this time.

     Because the Company will purchase the chemical mixture for further mixing to create the hybrid fuel, the Company will enter contracts with mixing facilities to perform this step of the operation.

     The integrated feedlot-fuel facilities will be operated independently from the Company. Each operator will be responsible for maintenance and upkeep of the operation. The Company will provide technical support on a fee basis.

Intellectual Property and Proprietary Information

     The Company initially sought patent protection for the emulsifier used in its process. The patent office ruled the patent would only be granted if the specific formula for the emulsifier was included. The Company decided not to proceed with the patent as that would publish the formula and chose instead to maintain the formula as a trade secret. As a consequence, all employees of the Company will be required to sign confidentiality agreements. In addition, the Company realizes it will be necessary to implement security procedures to protect the security of the formula.

     The Company intends to establish trademarks and logos which identify the products to the consuming public and to promote all of the meat products as "hormone and antibiotic free" and the hybrid fuel as environmentally friendly. No logos or trademarks have yet been selected.

     The Company owns a number of items of intellectual property and proprietary information including the following relating to the ethanol plant process:

     1) A process that will upgrade the food value of straw, stover (corn stalks) bagasse (sugar cane), and other low-grade cellulositics to increase their food value to that of good quality of oats. It is not intended to complete the patent protection for this process as the only part that was patentable required the inclusion of a pulse dryer in the process. As the mash that is produced in this process is better used damp or wet, drying is not useful in the Company's application;

     2) Use of a highly efficient separating column, which yields 190 proof ethanol in a single pass. This column is very economical to manufacture and use, is efficient and easy to operate.

     3) Use of a fermentation process which yields full conversion of grain to ethanol in approximately fourteen hours, compared to up to forty-eight hours for traditional processes. This reduces costs for tankage, labor, building and equipment.

     4) The innovative use of multiple heat exchangers which result in significantly reduced energy costs.

     5) A uniquely designed separator which efficiently reduces the energy and time costs of separating most of the moisture from the grain after fermentation to a practical feed moisture content.

     6) A gasifier that disposes of the manure and bedding straw in an odor-free operation and without any groundwater contamination. The heat from the gasifier after it is used for fermentation and vaporization, can be used to provide heat for other requirements.

     7) The formula for a vegetable based emulsifier that permits the blending of ethanol and diesel.

     Although not a part of the integrated feedlot-fuel process, in addition to the above technology, the Company owns technology for a feeding system mainly for hydroponic greenhouses for tomatoes which offers a very substantial increase in production yields as a result of its unique design. Some operators may benefit from this technology if they choose to install and operate a greenhouse using some of the excess heat generated by the gasifier.

Governmental Regulation

     Each plant will require some form of government permit in order to operate. In the United States, the Bureau of Alcohol Firearms and Tobacco is the appropriate agency and they have verbally indicated to the Company that it would be able to obtain the appropriate permits. In Canada, the appropriate agency is Excise Canada which has taken the position that each plant will require a distillers license because it produces ethanol. This would require the installation in each plant of equipment which would measure the amount of alcohol. Unfortunately that equipment will not work because the ethanol is denatured by the addition of diesel and the emulsifier in the column which means that it is impossible to access or detect any pure ethanol in the process. The Company is therefore seeking an exemption for its operations and has enlisted the assistance of a number of politicians in farming areas to assist in persuading Excise Canada to issue the necessary exemption. As long as Excise Canada continues to insist that each plant must have a distillers license, the Company will commence building plants in the U.S.

Costs and Effects of Governmental Regulation

     Governmental regulation will affect the Company most in the areas of compliance with environmental regulations and those regarding the production of alcohol. Each state or province will require the Company to complete and file applications outlining the nature of the business and how the Company will comply with its specific set of regulations. The Company will initially apply in those jurisdictions where the process for obtaining the necessary permits to produce alcohol and to operate in accordance with the environmental regulations, are the easiest and least expensive to comply with. The Company anticipates it will have little difficulty in complying with environmental regulations as the process which the Company uses does not create any pollution. In fact, it solves many of the pollution problems that are associated with beef finishing operations. The Company does not anticipate any significant delays in obtaining the necessary permits for the production of the hybrid fuel in most states of the US.

     As previously stated, President Clinton announced programs to significantly increase the production and use of ethanol as a fuel. The Company believes that this initiative creates a more favorable climate for the expansion of the Company's business.

     The Company believes that the impact of the cost and effects of the Company's compliance with environmental laws will be minimal as the Company's process is environmentally friendly.

     The state of California has mandated the elimination of MTBE by the end of 2002 and a number of water quality boards have mandated that dairy farms in various regions remove the manure piles as they are contaminating groundwater. The Company's process could assist in providing solutions for both of these problems.

Research and Development

     Since 1998, the Company has spent less than $50,000 on research and development. The majority of funds were spent on perfecting the formula for the emulsifier. The balance of the funds were spent on testing at the British Columbia Institute of Technology to quantify the effects of the use of the hybrid fuel in an unaltered diesel engine.

Markets and Advertising

     The Company's target for the construction of integrated full-circle ethanol facilities is the farming communities. The ideal candidate for a facility is an operation that has sufficient land to produce at least 38,000 bushels of grain or corn. Once a suitable candidate is identified and qualified, the Company will assist in obtaining financing and construction of the plant. Where necessary, the Company will also assist in arranging financing for the purchase of cattle and other necessary supplies for operation of the plant.

     The Company intends to advertise its full-circle facilities in trade journals, local newspapers, on radio and television programs, and through seminars and presentations at trade shows. The Company is also in contact with a number of government agencies whose role it is to locate and promote new opportunities for the economic benefit of farmers.

     The Company will actively market the hybrid fuel produced by the plants. Initially, all of the hybrid fuel produced will be used for testing. The Company has had preliminary discussions with manufacturers of diesel engines and several companies that operate large fleets of diesel powered equipment who have expressed strong interest in providing testing services at no charge or significantly reduced prices. As of this date, no contracts have been entered into. The Company is investigating the possibility of applying for grants from various government agencies for support in testing the hybrid fuel.

Competition

     The production of food and fuel are both highly competitive. Giant companies compete in both markets with significant competitive advantages that make it difficult for smaller operators to survive and prosper. Many competitors of the Company have significantly greater resources and experience than the Company. Additionally, competitors of the Company may have better access to financial and marketing resources superior to those available to the Company. With the resources and name recognition that competitors possess, the Company may face severe adversity entering the markets it is pursuing. There is no assurance the Company will be able to overcome the competitive disadvantages it will face as a small, start up company with limited capital.

     The Company is not aware of any competitors who offer farm scale feedlot-fuel plants, although there are several competitors who produce ethanol and other fuels on a very large scale basis.

     The Hybrid Fuel Market. Major oil and petroleum companies as well as alternate energy companies will all be competitors of the Company. The Company anticipates that the quality of its hybrid fuel product combined with the significantly reduced environmental impact in both producing and using the hybrid fuel will provide a competitive advantage.

     The Company intends to market the hybrid fuel to diesel users encompassing all industries. Initially, the Company will target the transportation industry, specifically the trucking and railway industries. Because the hybrid fuel can be used in an unaltered diesel engine, the Company believes it will be relatively easy to attract users. The hybrid fuel can be used economically where it is available and no modifications or changes need be made to the engines to switch back to regular diesel fuel when the hybrid fuel is not available. The hybrid fuel will be marketed to both end users and fuel distributors.

     The Food Market. The production of beef, pork, poultry and dairy products has become focused on giant production factories. In these "factories", antibiotics are used to prevent the animals from becoming sick, growth hormones are implanted or fed to force weight gains and toxic chemicals are used to kill flies and to protect the animals from other pests that might interfere with the productivity of the farm.

     When consumers eat the end product, they ingest the antibiotics hormones and toxic substances which remain in the meat. More and more consumers are becoming concerned about the adverse effects on their immune systems of this constant barrage of chemicals, antibiotics and growth hormones. Research has shown direct links between the increasing incidence of a number of diseases such as cancer and respiratory diseases to the consumption of meat, dairy products and other foods which contain antibiotics, hormones and toxic chemicals.

     In the plants constructed by the Company, the cattle will be kept in clean, warm, dry facilities without the use of mass antibiotics or growth hormones. The beef will be promoted as being "organic", free of hormones, antibiotics and other toxins. As members of the public become more aware of the dangers of eating meat containing antibiotics, hormones and toxins, the Company anticipates that sales will increase for meat products produced in the feedlot-fuel facilities. The Company anticipates capitalizing on the meat products being "organic" in promoting sales to the public.

Employees

     Currently, the President of the Company is the only employee. The Company believes it will not be necessary to hire any full-time staff for several months. The majority of services required by the Company will be obtained by the employment of independent contractors or commissioned salespeople.

(c)  Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Item 2.  Management's Discussion And Analysis or Plan of Operation

(a)  Plan of Operation

     The Company is a developmental stage company and has had no income since the acquisition of the hybrid fuels technology in June 1998. It has not had any income nor is it likely to have any significant cash flow before the end of its current fiscal period ending June 30, 2000. Until such time as the Company sells and constructs an ethanol plant and recognizes revenue, necessary financing will be obtained from loans or the sale of securities. Because the Company is a developmental stage company, it may not have the ability to borrow money from banks and other traditional financial institutions. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

     The Company is in the process of completing an offering of its common stock pursuant to Regulation D, Rule 504. The Company is offering to sell shares at $0.65 or such other price as the Directors may determine to raise up to $975,000. The Company believes this amount will be sufficient to continue operations until the first facility can be constructed and placed into operation. Should the Company need further funds, it is likely the Company will sell additional shares of its common stock.

     The Company will actively pursue a suitable location and operator for its first facility. A suitable location is one that provides ready access to a mixing plant, end users or distributors, ready availability of feedstock and meat packing facilities. Once a suitable location is established, the Company will assist the operator in obtaining the necessary financing to construct the plant. The first plant will act as a demonstration and training facility.

     To date, the Company has received applications from more than fifty farmers who are interested in the ethanol plant facilities. The Company is currently developing a screening process to determine the most likely candidates and will then assist the candidates in obtaining the necessary financing for plant construction. It is anticipated that it will take approximately four months from the start of construction until the first plant is operational and generating cash flow.

     Revenue, in the form of construction supervision fees will begin to flow to the Company once the first facility is under construction. Construction of the first operation will be supervised by the Company's President, the technology inventor, Donald Craig, plus paid consultants where necessary. The Company anticipates that the supervision fees will be sufficient to cover the cost of all paid consultants.

     Additional revenue to be recognized by the Company will be in the form of royalties paid by each commissioned operation. It is anticipated that each operator will pay a royalty in the amount of $4,000 per month after construction and operations begin.

     Initially, the Company will purchase the chemical mixture produced by plant operators for use in further mixing and testing the hybrid fuel. Upon completion of testing, the Company intends to sell the resulting mixed fuel to end users or distributors.

     The Company has accrued expenses and operating costs in the amount of $33,378. The accrued expenses included deferred salaries. The Company does not currently have any capital commitments for the next twelve months.

Research and Development

     During the next twelve months, the Company anticipates expending between $50,000 to $100,000 on research and development and will focus its efforts as follows:

1.   Researching efficiencies in plant construction and operation;

2.   Long-term use of the hybrid fuel, particularly in extreme temperatures;

3. Research and training methods and production of training and operations manuals. The Company intends to develop training and operations manuals that will focus on providing the necessary information to ensure the plants are operated safely and efficiently, with the greatest concern for the well-being of the animals and the most positive environmental impact.

4.   Testing and refinement to obtain the optimum hybrid fuel mixture.

Trends That May Effect the Company's Business

     The Company has identified the following four trends as potentially impacting the business of the Company.

1. Trend toward supporting businesses which have a positive environmental impact. The Company seeks to take advantage of this trend by providing technology that will produce a hybrid fuel which reduces diesel engine emissions. In addition, the animal finishing operation will be promoted as having an environmentally positive impact in that, unlike traditional beef finishing operations, it produces no groundwater pollution and virtually no odor.

2. Over the last three decades, there has been a trend toward reducing consumption of meat generally and beef in particular. Continuation of this trend could have an adverse effect on the Company. In January 2000, Successful Farming Online reported the first increase in consumer spending on beef since the early 1970s. This was an increase of 4%. This report further says that consumers will spend more for beef that is guaranteed good quality. This, and a trend toward consuming healthier foods will operate to the advantage of the Company. Management is of the view that even if the overall consumption of beef declines, it will have little or no adverse effect on the Company's business as the integrated feedlot-fuel operations will be producing and marketing beef that is hormone and antibiotic free.

3. Trend towards significantly increased gas prices. Within North America, during the last several months, there is a trend towards significantly increased gas prices, which the majority of commentators seem to believe will continue. One of the responses to this trend has been the announcement by President Clinton of a research program to triple the use of ethanol during the next ten years. In addition, many states, such as California, have or are considering legislation to eliminate the use of MTBE as an octane enhancer and "clean air" additive. Ethanol is the octane enhancer and clean air additive of choice to replace MTBE. Ethanol comes from renewable sources whereas MTBE is usually from fossil fuels. Also, until recently, those opposed to the use of ethanol could legitimately argue that it took approximately the same amount of energy, usually from non-renewable resources, to produce dry ethanol with an equivalent amount of BTUs. As the price of raw petroleum increases, and drying using molecular sieves and other technologies becomes more efficient, the cost of producing dry ethanol will become increasingly competitive. This should work to the advantage of the Company. The efficiency of the Company's technology provides an advantage of being able to produce ethanol relatively inexpensively. The Company enjoys a further advantage as the process mixes wet ethanol and diesel and does not incur the cost of drying the ethanol. There is a risk that there will be no market for the hybrid diesel fuel. However, the ethanol produced by the plants could be used in other products such as windshield washer fluid or sold to be dried and mixed into gasahol.

4. Trend of governments and health regulators to mandate environmental clean-ups and reduce pollution. The United States and Canada recently signed the Kyoto Emission Standards Agreement which requires countries to adhere to the Kyoto Protocol commitments by the year 2010. In California and in other states, local governments are implementing strict environmental clean-up requirements, in particular tighter restrictions on the handling of dairy waste which has been found to contaminate ground water. The Santa Ana Regional Water Quality Control Board, which enforces state and federal water quality standards in the Santa Ana River watershed, recently mandated dairy farmers remove stockpiled manure and established a new 180 day limit for new manure to be cleared from the dairies. The federal Environmental Protection Agency is also involved in enforcing clean water compliance. The Company's technology and fuel-feed lot facilities appear to be potential solutions to this type of governmental regulation.

Item 3.  Description of Property

     The Company maintains offices at #214-2791 Hwy. 97N, Kelowna, British Columbia, Canada and at No. 302-855 8th Avenue S.W., Calgary, Alberta, Canada, both at no cost to the Company. The office space and operating expenses are currently being supplied by shareholders of the Company until such time as the Company generates sufficient revenue to pay going rent.

     In addition, the President of the Company maintains an office in his home at 740 Westpoint Court, Kelowna, British Columbia, Canada at no cost to the Company.


Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

     The following table sets forth as of January 18, 2000, the name and the number of shares of the Registrant's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 15,072,650 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of           Amount and Nature of
Class     Beneficial Owner              Beneficial Ownership     Percentage
                                        of Class

Common    Donald Craig                  7,483,600                49.65%
          214-2791 Hwy. 97N
          Kelowna, BC V1X 4JB

Common    Clay Larson (1)               1,200,000                 7.96%
          740 Westpoint Crt.
          Kelowna, BC V1W 2Z4
 ___________________________________________________________________________

Common    Total Officers and Directors
          as a Group (1 Person)         1,200,000                7.96%
 ___________________________________________________________________________

(1) Officer and/or director.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following table sets forth as of January 18, 2000, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name                Age  Position                   Director or Officer
                                                    Since

Clay Larson         58   President, Secretary,         June 28, 1999
                    Treasurer and Sole Director

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

     Clay Larson, President, Secretary, Treasurer and Sole Director. Prior to becoming President, Mr. Larson was a practicing lawyer for 25 years, leaving the profession in February 1997. Prior to leaving, he was the senior and managing partner in the law firm, responsible for all administrative and business matters including personnel, finances, budgeting, premises, equipment and business development. After leaving practice in 1997, he acted as a consultant for a recreational vehicle marketing company with sales of 22 million dollars a year. He was responsible for matters involving relationships with government agencies, financial institutions, and client services and advised on matters involving personnel, acquisition and expansion of premises, acquisition and installation of computer equipment and operating systems. He left that position to become President and Director of the Company at the request of Donald Craig, the holder of the majority of the issued and outstanding shares of the Company. Mr. Larson will serve as director of the Company until the next annual general meeting or until his successor is appointed. Mr. Larson has no other directorships in any reporting companies.

     To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

          (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Significant Employees and Consultants

     Sir Donald Craig, Technology Inventor. Mr. Craig is the individual who is most responsible for the development of the concepts and invention of much of the equipment or improvements to the equipment and is expected to play an important role in building plants and refining the system. Mr. Craig is 80 years old, in excellent health, currently works part time five days a week and will be employed on an as required basis. He has agreed to donate his time without remuneration until the first plant is built and operating. Thereafter, he will provide consulting services at mutually agreeable prices, on an as needed basis. The Company will pay Mr. Craig's Company related expenses until the first plant is operating.

     Mr. Craig has earned three Engineering degrees and two Doctorates and has been appointed as Knight of the Royal Order for his development of the hybrid system. After graduating with a degree in agriculture, Mr. Craig was responsible for the establishment of a beef finishing operation which may have been the first to use confinement barns and which fed brewers mash and stillage water to beef animals. In the early 1980s, after years of involvement in the forest industry, he developed a plan for re-refining oil which he used to create a dormant oil spray. He developed surfactants that permitted an emulsion of water and oil. He then became interested in developing a small-scale separator column that could economically and efficiently extract
ethanol from biomass.   His concept was to develop a farm scale ethanol
production facility combined with an animal finishing operation which would use the spent grains and stillage water. In the early 1990s, he developed a plant and tested his theories under actual operating conditions. The results of the cattle finishing operation were promising. Starting with a poor grade of range stock, the cattle gained an average of 3.94 pounds per day and achieved an extraordinarily high packout grade when shipped to market. They did not require the general use of antibiotics and growth hormones, all of the animals were free of liver damage and none were condemned. As a result, the purchaser of the first lot offered a premium of 10 cents per pound, FOB the farm for all beef that could be produced using this system.

     That plant demonstrated that it was not economical to dry the ethanol at such a small-scale plant. Mr. Craig therefore turned his attention to creating an emulsifier that would permit wet ethanol to be mixed with diesel fuel and tested that hybrid fuel at the British Columbia Institute of Technology using an unaltered diesel engine. In addition, he improved the separator column and designed a spinner-separator which is used to separate the spent grain solids from the liquid. He also designed a feeding system for hydroponic greenhouses which he used for tomatoes that generated extraordinarily high yields. Since then he has made improvements to the system by the utilization of a gasifier to burn the manure and bedding straw, and use the resulting heat to heat the feedstock and water to speed up fermentation and vaporization. In addition, the excess heat can be used to heat a greenhouse which could offer the operator another potential source of income.

Item 6.  Executive Compensation.

     At the present time, the Company does not have any compensation agreements or plans with the officer and director of the Company. The Company does intend to enter such an agreement in the future with annual compensation not to exceed $100,000 before the next annual meeting of shareholders. At that time, a compensation committee will be established and salaries reviewed. Mr. Larson, the Company's sole officer and director, began accruing salary in the amount of $6,000 per month as of July 1, 1999, which is being deferred until such time as the Company has adequate funds to pay compensation.

     The Company intends to appoint not less than two nor more than five new directors who will be remunerated in accordance with their responsibilities with the Company. To date, no directors have been identified. At such time as new directors and/or officers are appointed, the Company will adopt a compensation plan which will likely include stock options and performance incentives tied to gross sales, increase in sales, gross revenues, increase in gross revenues and profitability.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1999, the end of the Registrant's last completed fiscal year).



                   SUMMARY COMPENSATION TABLE
               Annual compensation                 Long term compensation
                              Other   Restricted  Securities   LTIP    All
                             Annual     stock     underlying  payouts  other
Name &    Year Salary  Bonus Compen-   awards    options/SARs  ($)    Compen-
Principal       ($)     ($)  sation($)   ($)         (#)              sation
Position

Clay Larson 2000 72,000  -0-    -0-      -0-         -0-       -0-   -0-
President,  1999 36,000  -0-    -0-      -0-         -0-       -0-   -0-
Secretary,
Treasurer

Iris McCammon1999  -0-   -0-    -0-      -0-         -0-       -0-112,935.91(1)
President  1998    -0-   -0-    -0-      -0-         -0-       -0- 41,267.91(1)

Ronald Bothers 1999-0-   -0-    -0-      -0-         -0-       -0-   -0-
Secretary      1998-0-   -0-    -0-      -0-         -0-       -0-   -0-
Treasurer

Justeene    1997   -0-   -0-    -0-      -0-         -0-       -0-   -0-
Blankenship,
President

Danni Uyeda 1997   -0-   -0-    -0-      -0-         -0-       -0-   -0-
Secretary

Shane Duffin 1997  -0-   -0-    -0-      -0-         -0-       -0-   -0-
Treasurer

     (1) The amounts shown under other compensation for Iris McCammon are the subject of an investigation by the Company as these amounts were improperly paid. See details under "Legal Proceedings."

     Mr. Larson's salary is deferred until such time as the Company has sufficient funds.

Compensation of Directors

     There are no arrangements pursuant to which any director of the Company was compensated for any service provided as a director. The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as a director, although no such payment has been authorized or approved, nor is any contemplated.

Employment Contracts and Termination of Employment and Change in Control Arrangement

     There are no employment contracts between the Company and any of its
officers or directors.    The Company intends to establish a compensation plan
for its officers and directors following the effective date of this registration statement. Such compensation plan will likely include stock options and performance incentives tied to gross sales, increase in sales, gross revenues, increase in gross revenues and profitability.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

     The Company utilizes office space provided at no cost by the officers, directors and shareholders of the Company.

     The Company is not expected to have any significant dealings with affiliates. Presently, other than as described above, none of the officers and directors have any transactions which they contemplate entering into with the Company.

Item 8.  Description of the Securities.

     The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

     Common Stock. The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $.001 per share. As of January 18, 2000, there were 245 shareholders holding 15,072,650 shares of common stock.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available there for. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

     The Company has appointed Standard Registrar & Transfer Company, Inc., 12528 S. 1840 E., Draper, Utah 84020, 801-571-8844, as the transfer agent and registrar for the Company's securities.

                            PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's common stock is traded in the National Quotation Bureau "Pink Sheets" under the symbol "HBID." The following table sets forth the high and low closing bid prices for the periods indicated, as reported by the National Quotation Bureau.



                     CLOSING BID              CLOSING ASK
                    High      Low            High      Low
1998
1st Quarter         1.125     .0625          3.00      3.00
2nd Quarter         4.25      .25            5.75      2.00
3rd Quarter         4.6875    .875           5.00      1.75
4th Quarter         1.625     .375           2.00      .625

1999
1st Quarter         2.00      8.75           3.00      1.25
2nd Quarter         1.50      .875           2.625     1.125
3rd Quarter         1.75      .375           2.125     .625
4th Quarter         .625      .125           1.00      .25

     These quotations are inter-dealer prices without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

     As of January 18, 2000 there were 245 shareholders of record of the Company's common stock.

     The Company has never paid cash dividends. The Board of Directors of the Company currently anticipates that it will retain all available funds for use in the operation of the business and does not anticipate paying any cash dividends in the foreseeable future.

Item 2.  Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

     Although the Company is not involved in any legal proceedings, several issues may eventually lead to the Company instituting legal action to recover improperly issued shares of the Company and to recover unauthorized payments.

     On August 4, 1998, the Company's then president issued 1,000,000 shares of common stock to individuals without consideration and without proper board approval. The Company takes the position that these shares were not validly issued and the Company's transfer agent has canceled the shares upon direction of the Company.

     On March 23, 1999, the Company's then board of directors issued 900,000 shares of common stock to individuals without consideration and without proper board approval. The Company takes the position that these shares were not validly issued and the Company's transfer agent has canceled the shares upon direction of the Company.

     Although it has not been necessary for the Company to pursue any legal action regarding the improper issuance of shares, the Company will, should it become necessary, pursue any and all legal remedies in order to have the shares returned or any profits from sales of the shares disgorged to the Company.

     In addition to the improper issuance of shares, unauthorized payments in the amount of $154,203.82 were made from Company funds by past officers of the Company. The Company has requested a full accounting from the past president. All amounts that were unauthorized by the board of directors or amounts that are not properly documented with invoices and receipts have been accounted for as disputed compensation to the previous President. Actions of the previous administration have been reported to the Securities and Exchange Commission. At such time as Company resources permit, the Company will seek legal advice to determine whether or not it is possible to recover all such disputed and unauthorized amounts from the previous administration.

     In late 1998 and early 1999, the previous administration sold common stock of the Company to 34 subscribers on the basis of an offering memorandum that contained a significant number of inaccuracies. Because the current administration has concerns regarding possible mis-statements, omissions and misleading statements, it proposes to extend a rescission offer to the 34 subscribers. Although no action has been taken against the Company nor have any complaints been received, the Company believes that by offering a rescission, any potential liability can be mitigated.

Item 3.  Changes in and Disagreements with Accountants.

a. On December 2, 1999, the Company engaged James E. Slayton, CPA as its independent accountant. The decision to engage James E. Slayton, CPA as the Company's independent accountant was recommended and approved by the Company's President and Director.

b. In a report dated May 20, 1998, Orton & Company, Certified Public Accountants, reported on the Company's financial statements as of April 30, 1998 and June 30, 1997 and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from July 1, 1997 through April 30, 1998 and for the year ended June 30, 1997. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Orton & Company, Certified Public Accounts, understands that they were terminated as the Company's independent accountants effective mid 1998. Thereafter, the Company engaged James E. Slayton, CPA as its independent accountants on December 2, 1999.

c. During the Company's two fiscal years ended June 30, 1998 and 1997, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Item 304 of Regulation S-B.

     Orton & Company, Certified Public Accountants, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

     a.   Date, title and amount of securities sold

     Date                     Title               Amount
     May 29, 1998             Common Stock        12,000,000 shares
     August 4, 1998           Common Stock        1,000,000 shares
     September 10,1998        Common Stock        2,400 shares
     November 24, 1998        Common Stock        21,200 shares
     March 23, 1999           Common Stock        900,000 shares
     September 7, 1999        Common Stock        5,000 shares
     October 8, 1999          Common Stock        15,000 shares
     January 3, 2000          Common Stock        89,350 shares

     b. All of the above transactions were issued in private transactions to individuals with no underwriters involved.

     c. The May 29, 1998 issuance was an exchange of shares whereby the Company acquired Hybrid Fuels, U.S.A., Inc. and Hybrid Fuels (Canada) Inc.

          The August 4, 1998 issuance is contested by the Company as the shares were issued without consideration. The Board of Directors passed a resolution and the transfer agent canceled the shares.

          The September 10, 1998 issuance was for cash of $3,600.00 upon which no commissions were paid.

          The November 24, 1998 issuance was for cash of $10,000.00 upon which no commissions were paid.

          The March 23, 1999 issuance is contested by the Company as the shares were issued without consideration. The Board of Directors passed a resolution and the transfer agent canceled the shares.

          The September 7, 1999 issuance was made in consideration of a shareholder not exercising their right of rescission.

          The October 8, 1999 issuance was made in consideration of a shareholder not exercising their right of rescission.

          The January 3, 2000 issuance was made in consideration of shareholders not exercising their right of rescission.

     d. The Company relied upon Section 4(2) of the Securities Act of 1933 to effect the issuance of all shares. All shares were either exchanged or issued in an isolated private transaction not involving any public solicitation or offering.

Item 5.  Indemnification of Directors and Officers.

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                            PART F/S


                       Hybrid Fuels, Inc
                 (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED
                      FINANCIAL STATEMENTS
                         June 30, 1998
                         June 30, 1999
                              and
                       November 30, 1999


                       TABLE OF CONTENTS


                                                                        PAGE
INDEPENDENT AUDITORS'
REPORT..................................................................   1

BALANCE SHEET..........................................................  2-3

STATEMENT OF
OPERATIONS...............................................................  4

STATEMENT OF STOCKHOLDERS'
EQUITY.............................................................. ... 5-6

STATEMENT OF CASH
FLOWS...................................................................   7

NOTES TO FINANCIAL
STATEMENTS..............................................................   8


James E. Slayton, CPA
3867 West Market Street
Suite 208
Akron, Ohio 44333

                  INDEPENDENT AUDITORS' REPORT

Board of Directors                               December 18, 1999
Hybrid Fuels, Inc. (The Company)
Las Vegas, Nevada 89104

         I have audited the Consolidated Balance Sheet of Hybrid Fuels, Inc. (A Development Stage Company), as of June 30, 1998, June 30, 1999 and November 30, 1999, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for years ending June 30, 1998, June 30, 1999, the five months ended November 30, 1999 and the period February 16, 1960 (Date of Inception) to the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hybrid Fuels, Inc., ( A Development Stage Company), at June 30, 1998, June 30, 1999 and November 30, 1999, and the results of its operations and cash flows for the years June 30, 1998, June 30, 1999 and the five months ended November 30, 1999, and the period February 16, 1960 (Date of Inception) to November 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. The Company has had operating losses for the operating periods reported. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/
James E. Slayton, CPA
Ohio License ID# 04-1-15582




                        Hybrid Fuels, Inc.
                   (A Development Stage Company)
                     CONSOLIDATED BALANCE SHEET
                             AS AT

                             ASSETS

                                    November 30     June 30       June 30
                                      1999            1999          1998
                                    -----------     --------      ---------
CURRENT ASSETS
Cash                                     0.00       1,073.00      50,554.00
Prepaid Expenses                         0.00           0.00           0.00
                                    -----------     --------      ---------
Total Current Assets                     0.00       1,073.00      50,554.00

PROPERTY AND EQUIPMENT
Property and Equipment (net of
depreciation)                          987.00       1,102.00       1,378.00
                                    -----------     --------      ---------
Total Property and Equipment           987.00       1,102.00       1,378.00

OTHER ASSETS
Other Assets                             0.00           0.00           0.00
                                    -----------     --------      ---------
Total Other Assets                       0.00           0.00           0.00
                                    -----------     --------      ---------
TOTAL ASSETS                          $987.00      $2,175.00     $51,932.00
                                    ===========     ========      =========


         See accompanying notes to financial statements


                        Hybrid Fuels, Inc.
                   (A Development Stage Company)
                     CONSOLIDATED BALANCE SHEET
                             AS AT

                                    November 30      June 30      June 30
                                      1999            1999         1998
                                    -----------      -------      -------
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts Payable                    $33,378.00       $   0.00     $   0.00
                                     ---------        -------      -------
Total Current Liabilities            33,378.00           0.00         0.00

OTHER LIABILITIES
Other Liabilities                         0.00           0.00         0.00
                                     ---------        -------      -------
Total Liabilities                    33,378.00           0.00         0.00

EQUITY
Common Stock, $0.001 par value,
authorized 50,000,000 shares;
issued and outstanding at June 30,
1998, 15,000,000 common shares;
issued and outstanding at June 30,
1999, 16,723,600 common shares;
issued and outstanding at November
30, 1999, 16,743,600 common shares   16,744.00      16,724.00    15,000.00

Additional Paid in Capital           15,756.00      15,776.00     3,900.00

Donated Capital                       4,357.00       4,357.00     4,357.00

Retained Earnings (Deficit
accumulated during development
stage)                             (426,473.00)   (391,907.00) (120,394.00)

Advances from shareholders          357,225.00     357,225.00   149,069.00
                                    ----------     ----------   ----------
Total Stockholders' Equity          (32,391.00)      2,175.00    51,932.00

   TOTAL LIABILITIES & OWNER'S
EQUITY                                 $987.00      $2,175.00   $51,932.00
                                    ==========      =========   ==========


         See accompanying notes to financial statements


                        Hybrid Fuels, Inc.
                   (A Development Stage Company)
                CONSOLIDATED STATEMENT OF OPERATIONS
                          FOR PERIODS


                               February 16,
                                  1960        July 1,
                               (Date of        1999
                               Inception)       to
                               November 30  November 30   June 30     June30
                                   1999        1999         1999       1998
                               -----------  -----------  ---------  ---------
REVENUE
Services                              0.00       0.00        0.00       0.00

    COSTS AND EXPENSES
Selling, General and
Administrative                  426,059.00  34,451.00   271,237.00  97,114.00
Depreciation Expense                414.00     115.00       276.00      23.00
                                ----------  ---------   ----------  ---------
     Total Costs and Expenses   426,473.00  34,566.00   271,513.00  97,137.00
                                ----------  ---------   ----------  ---------
     Net Income or (Loss)      (426,473.00)(34,566.00) (271,513.00)(97,137.00)
                                ========== ==========   ========== ==========
Weighted average
number of common
shares outstanding              16,739,600 16,739,600   16,166,133 15,000,000

     Net Loss Per Share            ($0.03)      $0.00      ($0.02)    ($0.01)



         See accompanying notes to financial statements


                        Hybrid Fuels, Inc.
                   (A Development Stage Company)
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           FOR PERIOD
         February 16, 1960 (Date of Inception) to June 30, 1998
                  and Period ended November 30, 1999

                                                        Deficit
                                                      Accumulated
                                  Additional            During       Total
                   Common          paid-in   Contri-   develop-      Stock-
                   Stock                      buted      ment       holders'
                   Shares  Amount  Capital   Capital     stage       Equity
                 -----------------------------------------------------------
Issuance of common
stock at inception
for cash         3,000,000   3,000   3,900                           6,900

Net loss February
26, 1960
(Inception) to
June 30, 1989                                            (6,900)    (6,900)
                 -----------------------------------------------------------
Balance as at
June 30, 1989    3,000,000   3,000   3,900         0     (6,900)         0

Net loss for the
year ended
June 30, 1990                                                 0          0
                 -----------------------------------------------------------
Balance as at
June 30, 1990    3,000,000   3,000   3,900         0     (6,900)         0

Net loss for the
year ended
June 30, 1991                                                 0          0
                 -----------------------------------------------------------
Balance as at
June 30, 1991    3,000,000   3,000   3,900         0     (6,900)         0

Net loss for the
year ended
June 30, 1992                                                 0          0
                 -----------------------------------------------------------
Balance as at
June 30, 1992    3,000,000   3,000   3,900         0     (6,900)         0

Issuance of common
stock for services
rendered, at $.001
per share       12,000,000  12,000       0                          12,000

Net loss for the
year ended
June 30, 1993                                           (12,000)   (12,000)
                 -----------------------------------------------------------
Balance as at
June 30, 1993   15,000,000  15,000   3,900         0    (18,900)         0

Net loss for the
year ended
June 30, 1994                                                 0          0
                 -----------------------------------------------------------
Balance as at
June 30, 1994   15,000,000  15,000   3,900         0    (18,900)         0

Net loss for the
year ended
June 30, 1995                                                 0          0
                 -----------------------------------------------------------
Balance as at
June 30, 1995   15,000,000  15,000   3,900         0    (18,900)         0

Net loss for the
year ended
June 30, 1996                                              (898)      (898)
                 -----------------------------------------------------------
Balance as at
June 30, 1996   15,000,000  15,000   3,900         0    (19,798)      (898)

Capital
contributed by
shareholder                                    4,357                 4,357

Net loss for the
year ended
June 30, 1997                                            (3,459)    (3,459)
                 -----------------------------------------------------------
Balance as at
June 30, 1997   15,000,000  15,000   3,900     4,357    (23,257)         0

Net loss for the
year ended
June 30, 1998                                           (97,137)   (97,137)
                 -----------------------------------------------------------
Balance as at
June 30, 1998   15,000,000  15,000   3,900    4,357    (120,394)   (97,137)

Issued by Board
of Directors
August 4, 1998   1,000,000   1,000  (1,000)                              0

Issued for cash
September 19, 1998   2,400       3   3,597                           3,600

Issued for cash
November 24, 1998   21,200      21   9,979                          10,000

Issued by Board
of Directors
March 23, 1999     900,000     900    (900)                              0

Net loss for the
year ended
June 30, 1999                                          (271,513)  (271,513)
                 -----------------------------------------------------------
Balance as at
June 30, 1999   16,923,600  16,924  15,576    4,357    (391,907)  (355,050)

Issued by Board
of Directors         5,000       5      (5)                              0

Issued by Board
of Directors        15,000      15     (15)                              0

Net loss for the
period ended
November 30, 1999                                       (34,566)   (34,566)
                 -----------------------------------------------------------
Balance as at
November 30,
1999            16,943,600 $16,944 $15,556   $4,357   $(426,473) $(389,616)
                ============================================================


         See accompanying notes to financial statements

                        Hybrid Fuels, Inc.
                   (A Development Stage Company)
                      STATEMENT OF CASH FLOWS
                          FOR PERIOD

                               February 16,
                                  1960        July 1,
                               (Date of        1999
                               Inception)       to
                               November 30  November 30   June 30     June30
                                   1999        1999         1999       1998
                               -----------  -----------  ---------  ---------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net (loss) from operations     (426,450.00)(34,566.00)(271,513.00)(97,114.00)

Adjustments to reconcile
net income to net cash
provided

Services rendered for stock      12,000.00                    0.00      0.00

Depreciation Expense                414.00     115.00       276.00     23.00

Amortization of Organization
Costs                         1,416,667.00 416,667.00 1,000,000.00      0.00

Increase in accounts payable     33,378.00  33,378.00
                              ------------ ---------- ------------ ---------
   Net cash flow provided by
operating activities           (380,658.00) (1,073.00)(271,237.00)(97,091.00)

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of fixed assets          1,401.00       0.00        0.00   1,401.00
                              ------------ ---------- ----------- ----------
  Net cash used by investing
  activities                      1,401.00       0.00        0.00   1,401.00

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of Capital Stock        20,500.00       0.00   13,600.00       0.00

Contributed Capital               4,357.00

Cash advances from
shareholders                    357,202.00             208,156.00 149,046.00
                              ------------ ---------- ----------- ----------
   Net cash provided by
   financing activities         382,059.00       0.00  221,756.00 149,046.00

   Net increase (decrease)
   In cash                            0.00  (1,073.00) (49,481.00) 50,554.00

   Balance beginning of period        0.00   1,073.00   50,554.00       0.00

   Balance as at end of period        0.00       0.00    1,073.00  50,554.00


       See accompanying notes to financial statements


                      Hybrid Fuels, Inc.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 16, 1960 (Date of Inception)  under the laws of the State of Florida, as Fiberglass Industries Corp. of America, (The Company) has had limited operations and in accordance with SFAS #7, the
Company is considered a development stage company.   The Company was
authorized to issue 500,000 shares of its $.10 par value common stock.   The
authorized capital was increased to 1,500,000 shares of $.10 par value common stock in October of 1964. In August 1966, the Company changed its name to Rocket Industries, Inc. and increased its capital to 3,000,000 of $.05 par value common stock. In November of 1966, the Company changed its name to Rocket-Atlas Corp. In January 1984, the Company changed its name to Polo Investment Corp of Missouri Inc. and increased its capital to 30,000,000 shares of $.05 par value common stock. In June 1993, the Company changed its name to Polo Equities, Inc. and changed its authorized capital to 50,000,000
shares of $.001 par value common stock.   The Company has no authorization to
issue preferred stock. The Company is authorized to issue 50,000,000 shares of its $.001 par value common stock.

On February 16, 1960, the Company received $6,900.00 and subsequently issued 3,000,000 Shares of its $.001 Par value common stock.

In fiscal year ending 1993, the Company issued 12,000,000 shares of its $.001 Par value common stock for services rendered in the amount of $12,000.00.

On June 23, 1997, shareholders contributed $4,357.00 to pay corporate expenses.

In May of 1998, the Company caused a Nevada corporation to be incorporated under the name of Polo Equities, Inc., authorized to issued 50,000,000 shares of $.001 par value common stock, and merged with that Corporation, for the purpose of changing its domicile to Nevada, in accordance with Articles of Merger adopted May 28, 1998 and filed with the State of Nevada on June 10, 1998.

On May 29, 1998 , the Company changed its name to Hybrid Fuels, Inc.

On May 29, 1998 , the Company acquired Hybrid Fuels, U.S.A.  Inc., and
330420 B.C. LTD., which changed its name to Hybrid Fuels Canada as wholly-owned subsidiaries in a stock for stock exchange. The transaction is accounted for on the pooling of interest accounting method. The shares issued in 1993 were returned to the Company and 12,000,000 shares of treasury stock were issued to the Hybrid Fuels Canada which distributed them to the holder of a note in the amount of $20,000,000.00. This note was subsequently canceled as part of the acquisition agreement

On August 4, 1998, the Company's board of directors issued 1,000,000 shares of its common stock to individuals without consideration. The Company is seeking the return or cancellation of these shares as it is believed they were improperly issued.

On September 10, 1998, the Company issued 2,400 Shares of its $.001 Par value common stock for cash of $3,600.00.

On November 24, 1998, the Company issued 21,200 Shares of its $.001 Par value common stock for cash of $10,000.00.

On March 23, 1999, the Company's board of directors issued 900,000 shares of its common stock to individuals without consideration. The Company is attempting to have the remaining 900,000 shares canceled or returned to the Company.

On September 7, 1999, the Company's board of directors issued 5,000 shares of its common stock to a shareholder for not exercising the shareholder's right of recission.

On October 8, 1999, the Company's board of directors issued 15,000 shares of its common stock to a shareholder for not exercising the shareholder's right of recission.

There have been no other issues of common or preferred stock.

The Statement of Stockholder's equity and Notes to Financial Statements reflects changes in par value retroactively.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2.  Organization costs are expensed as incurred.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid.

5.  The Company has experienced losses during its operating periods.
The Company will review its need for a provision for federal income tax after each operating quarter. The Company has net operating losses in the amount of $1,843,140.00. These losses will begin to expire in the tax year 2004. The Company has deemed it less than likely that the losses will be utilized, therefore the Company did not record a deferred tax benefit. The Company's marginal tax rate is zero. The Company's actual tax rate was zero.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation. There was depreciation recorded for these periods in the amount of $414.00

8.  The Company has adopted June 30 as its fiscal year end.

9.  As a result of the agreement concluded with the stock issue of May
29, 1999, acquired technology. A present value analysis of the acquired technologies illustrates a present value of $20,000,000.00. Management chose to report the value at the fair value of the stock exchanged, which was zero at the time of the transaction. received. The Company assumed a note payable in the amount of $20,000,000, which was later canceled as per the terms of the agreement.

10. All exchanges of stock for services rendered were recorded at the fair value of the services.
11. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments).

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for
the Company to continue as a going concern.   It is management's plan to seek
additional capital through loans, private placements, or public offering of securities.

NOTE 4 - RELATED PARTY TRANSACTION

The Company does not own or lease any real property.   Office services
are incidental and are being provided by officers and board members at no costs. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - ASSET PURCHASE AGREEMENT

In May of 1998, the Company signed an agreement Hybrid Fuels U.S.A.,
Inc. which included acquired technology (including but not limited to patents, copyrights, formulas, trademarks and trade secrets) which is being carried at a fair value of zero.

NOTE 6 - WARRANTS AND OPTIONS

The Company does not have any warrants or options.

NOTE 7 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 8- BOARD OF DIRECTORS ISSUES

The current board of directors views current stock issuances authorized by a previous board of directors as being improper. In addition, the current board of directors feels that the board did not properly account for funds received by the Company and disbursed by the Company. The board of directors is attempting to have the stock issuances canceled and receive a proper accounting of funds or restitution.


James E. Slayton, CPA
3867 West Market Street
Suite 208
Akron, Ohio 44333


To Whom It May Concern:

The firm of James E. Slayton, Certified Public Accountant consents to the inclusion of my report of November 30, 1999, on the Financial Statements of Hybrid Fuels, Inc.. from the inception date of February 16, 1960 through November 30, 1999, in any filings that are necessary now or in the near future to be filed with the U. S. Securities and Exchange Commission.

Professionally,

   /s/
James E. Slayton, CPA
Ohio License ID # 04-1-15582

PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number Title of Document                                      Location

3.(i).1     Articles of Incorporation - Florida               See Attached
3.(i).2     Amendments to Articles of Incorporation - Florida See Attached
3.(i).3     Articles of Incorporation - Nevada                See Attached
3.(i).4     Amendments to Articles of Incorporation - Nevada  See Attached
99          Articles of Merger Between Florida and Nevada     See Attached
3.(ii)      Bylaws                                            See Attached
2           Acquisition Agreement - Polo Equities, Inc
            and Hybrid Fuels, Inc.                            See Attached
27          Financial Data Schedule                           See Attached


                           SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                Hybrid Fuels, Inc.

Date:2/4/00                          By:_______/s/_______________
                                     Clay Larson
                                     President and Sole Director